Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2026 SECOND QUARTER RESULTS

Gurugram, India and New York, October 28, 2025 — MakeMyTrip Limited (NASDAQ: MMYT), India’s leading travel service provider, today announced its unaudited interim financial and operating results for its fiscal second quarter ended September 30, 2025.

(in thousands)	For the three months ended September 30, 2024	For the three months ended September 30, 2025	YoY Change	YoY Change in constant currency(1)	For the six months ended September 30, 2024	For the six months ended September 30, 2025	YoY Change	YoY Change in constant currency(1)
Financial Summary as per IFRS
Revenue	$210,993	$229,341	8.7%	12.6%	$465,512	$498,187	7.0%	9.9%
Air Ticketing	$61,019	$61,029	0.02%	3.3%	$118,565	$121,154	2.2%	5.0%
Hotels and Packages	$103,198	$108,229	4.9%	8.8%	$250,044	$249,877	-0.1%	2.6%
Bus Ticketing	$24,808	$33,488	35.0%	39.6%	$54,025	$72,241	33.7%	37.1%
Others	$21,968	$26,595	21.1%	25.7%	$42,878	$54,915	28.1%	32.1%
Results from Operating Activities	$26,112	$34,437	31.9%		$53,970	$74,798	38.6%
Profit (loss) for the period	$17,939	$(5,738)	-132.0%		$38,985	$20,067	-48.5%
Financial Summary as per non-IFRS measures
Adjusted Margin(2)
Air Ticketing	$96,029	$102,818	7.1%	10.6%	$185,138	$199,878	8.0%	11.0%
Hotels and Packages	$90,734	$105,817	16.6%	21.6%	$198,009	$227,698	15.0%	18.7%
Bus Ticketing	$27,108	$37,749	39.3%	44.1%	$59,464	$80,342	35.1%	38.7%
Others	$16,397	$20,500	25.0%	29.7%	$31,315	$41,995	34.1%	38.2%
Adjusted Operating Profit(2)	$37,467	$44,186	17.9%		$76,606	$91,527	19.5%
Adjusted Net Profit(2)	$40,687	$36,352	-10.7%		$85,210	$85,781	0.7%
Gross Bookings	$2,257,229	$2,447,318	8.4%	13.1%	$4,637,587	$5,055,797	9.0%	12.7%

Notes:

(1)
Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the rates in effect during the comparable fiscal period in the prior fiscal year. This is a non-IFRS measure. For more information, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). Reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.
(2)
This is a non-IFRS measure. For more information, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release. Reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.

Financial Highlights for Fiscal 2026 Second Quarter

(Year over Year (YoY) growth % is based on constant currency(1))

•
Gross Bookings increased by 13.1% YoY in 2Q26 to $2,447.3 million.
•
Adjusted Margin(2) – Air Ticketing increased by 10.6% YoY in 2Q26 to $102.8 million.
•
Adjusted Margin(2) – Hotels and Packages increased by 21.6% YoY in 2Q26 to $105.8 million.
•
Adjusted Margin(2) – Bus Ticketing increased by 44.1% YoY in 2Q26 to $37.7 million.
•
Adjusted Margin(2) – Others increased by 29.7% YoY in 2Q26 to $20.5 million.
•
Adjusted Operating Profit(2) improved to $44.2 million in 2Q26 versus $37.5 million in 2Q25, reflecting an improvement of $6.7 million YoY.

Rajesh Magow, Group Chief Executive Officer, MakeMyTrip, commenting on the results, said,

“It was encouraging to see travel sentiments improve in Q2, especially in the leisure segment, following a muted Q1 of this fiscal year due to external disruptions. Most of our segments experienced strong growth, although recovery in domestic air travel remained slow due to short-term supply constraints. We delivered strong growth, particularly in international travel as well as non-flight segments within domestic travel”.

Mohit Kabra, Group Chief Operating Officer, MakeMyTrip, commenting on the results, said,

“We continued to leverage our travel super-app approach, offering comprehensive travel and related services across our platforms for retail, trade and corporate customers. This strategy helped us achieve robust growth despite generally weaker travel demand, especially in Q1. We believe that the direct tax concessions and GST benefits introduced by the Government of India will boost discretionary consumer spending and drive growth in the second half of the fiscal year”.

Fiscal 2026 Second Quarter Financial Results

Revenue. We generated revenue of $229.3 million in the quarter ended September 30, 2025, an increase of 8.7% (12.6% in constant currency(1)) over revenue of $211.0 million in the quarter ended September 30, 2024, which was primarily attributable to the robust travel demand in India for both domestic and international outbound travel in the quarter ended September 30, 2025 as compared to the quarter ended September 30, 2024.

This increase in revenue was primarily attributable to revenue from our air ticketing business exhibiting stable performance in absolute terms despite short-term supply constraints in the domestic market (an increase of 3.3% in constant currency), an increase of 4.9% (8.8% in constant currency) in revenue from our hotels and packages business, an increase of 35.0% (39.6% in constant currency) in revenue from our bus ticketing business, and an increase of 21.1% (25.7% in constant currency) in revenue from our others business, each as further described below.

The table below summarizes our segment profitability in terms of revenue and Adjusted Margin in each segment. For more information on non-IFRS measures and segment profitability measures, see “About Key Performance Indicators and Non-IFRS Measures” and “Information About Reportable Segments” in our condensed consolidated interim financial statements included elsewhere in this release.

	For the three months ended September 30
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2024	2025	2024	2025	2024	2025	2024	2025
	(Amounts in USD thousands)
Revenue as per IFRS	61,019	61,029	103,198	108,229	24,808	33,488	21,968	26,595
Add: Customer inducement costs recorded as a reduction of revenue	35,010	41,789	31,444	42,429	2,300	4,261	290	578
Less: Service cost	—	—	43,908	44,841	—	—	5,861	6,673
Adjusted Margin(2)	96,029	102,818	90,734	105,817	27,108	37,749	16,397	20,500

Air Ticketing. Revenue from our air ticketing business was $61.0 million for the quarter ended September 30, 2025, exhibiting stable performance in absolute terms despite short-term supply constraints in the domestic market (an increase of 3.3% in constant currency), as compared to $61.0 million in the quarter ended September 30, 2024. Our Adjusted Margin – Air ticketing increased by 7.1% (10.6% in constant currency) to $102.8 million in the quarter ended September 30, 2025, from $96.0 million in the quarter ended September 30, 2024. Adjusted Margin – Air ticketing includes customer inducement costs of $41.8 million in the quarter ended September 30, 2025 and $35.0 million in the quarter ended September 30, 2024, recorded as a reduction of revenue. The increase in revenue (in constant currency) from our air ticketing business and Adjusted Margin – Air ticketing was primarily due to a marginal increase in gross bookings of 1.1% (5.4% in constant currency) in the quarter ended September 30, 2025 as compared to the quarter ended September 30, 2024. Further, our Adjusted Margin % (defined as Adjusted Margin as a percentage of gross bookings) – Air ticketing increased marginally to 7.2% in the quarter ended September 30, 2025 as compared to 6.8% in the quarter ended September 30, 2024.

Hotels and Packages. Revenue from our hotels and packages business increased by 4.9% (8.8% in constant currency) to $108.2 million in the quarter ended September 30, 2025, from $103.2 million in the quarter ended September 30, 2024. Our Adjusted Margin – Hotels and packages increased by 16.6% (21.6% in constant currency) to $105.8 million in the quarter ended September 30, 2025 from $90.7 million in the quarter ended September 30, 2024. Adjusted Margin – Hotels and packages includes customer inducement costs of $42.4 million in the quarter ended September 30, 2025 and $31.4 million in the quarter ended September 30, 2024, recorded as a reduction of revenue. The increase in revenue from our hotels and packages business and Adjusted Margin – Hotels and packages was primarily due to an increase in gross bookings by 12.9% (17.8% in constant currency), which was primarily driven by a 18.0% increase in the number of hotel-room nights in the quarter ended September 30, 2025 as compared to the quarter ended September 30, 2024, primarily due to robust travel demand in India for both domestic and international outbound travel in the quarter ended September 30, 2025 as compared to the quarter ended September 30, 2024. Our Adjusted Margin % – Hotels and packages increased to 18.1% in the quarter ended September 30, 2025 as compared to 17.5% in the quarter ended September 30, 2024.

Bus Ticketing. Revenue from our bus ticketing business increased by 35.0% (39.6% in constant currency) to $33.5 million in the quarter ended September 30, 2025, from $24.8 million in the quarter ended September 30, 2024. Our Adjusted Margin – Bus ticketing increased by 39.3% (44.1% in constant currency) to $37.7 million in the quarter ended September 30, 2025 from $27.1 million in the quarter ended September 30, 2024. Adjusted Margin – Bus ticketing includes customer inducement costs of $4.3 million in the quarter ended September 30, 2025 and $2.3 million in the quarter ended September 30, 2024, recorded as a reduction of revenue. The increase in revenue from our bus ticketing business and Adjusted Margin – Bus ticketing was primarily due to an increase in gross bookings by 37.7% (43.7% in constant currency) driven by a 39.2% increase in the number of bus tickets travelled year over year, primarily due to robust travel demand in India in the quarter ended September 30, 2025 as compared to the quarter ended September 30, 2024. Our Adjusted Margin % – Bus ticketing increased marginally to 10.4% in the quarter ended September 30, 2025 as compared to 10.3% in the quarter ended September 30, 2024.

Others. Revenue from our others business increased by 21.1% (25.7% in constant currency) to $26.6 million in the quarter ended September 30, 2025, from $22.0 million in the quarter ended September 30, 2024. Our Adjusted Margin – Others increased by 25.0% (29.7% in constant currency) to $20.5 million in the quarter ended September 30, 2025 from $16.4 million in the quarter ended September 30, 2024. Adjusted Margin – Others includes customer inducement costs of $0.6 million in the quarter ended September 30, 2025 and $0.3 million in the quarter ended September 30, 2024, recorded as a reduction of revenue. The increase in revenue from our others business and Adjusted Margin – Others was primarily due to an increase in other travel services, marketing alliances and ancillary services.

Other Income. Other income was $0.3 million in the quarter ended September 30, 2025 and $0.1 million in the quarter ended September 30, 2024.

Service Cost. Service cost increased by 3.5% to $51.5 million in the quarter ended September 30, 2025 from $49.8 million in the quarter ended September 30, 2024, primarily due to robust travel demand, particularly for our packages and car booking businesses in India, in the quarter ended September 30, 2025 as compared to the quarter ended September 30, 2024.

Personnel Expenses. Personnel expenses increased by 2.7% to $40.4 million in the quarter ended September 30, 2025 from $39.4 million in the quarter ended September 30, 2024, primarily due to the annual wage increases effected in the quarter ended June 30, 2025, which was partially offset by the decrease in the share-based compensation costs in the quarter ended September 30, 2025 as compared to the quarter ended September 30, 2024.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 6.0% to $37.9 million in the quarter ended September 30, 2025 from $35.8 million in the quarter ended September 30, 2024, primarily due to an increase in variable costs and discretionary expenditures such as expenses on events and brand building initiatives. Additionally, we incurred customer inducement costs recorded as a reduction of revenue of $89.1 million in the quarter ended September 30, 2025 and $69.0 million in the quarter ended September 30, 2024. The details are as follows:

	For the three months ended September 30
	2024	2025
	(Amounts in USD thousands)
Marketing and sales promotion expenses	35,800	37,931
Customer inducement costs recorded as a reduction of revenue	69,044	89,057

Other Operating Expenses. Other operating expenses increased by 9.2% to $58.3 million in the quarter ended September 30, 2025 from $53.4 million in the quarter ended September 30, 2024, primarily due to an increase in operating expenses, including distribution costs, website hosting charges, payment gateway charges and technology and maintenance expenses linked to an increase in bookings in the quarter ended September 30, 2025 as compared to the quarter ended September 30, 2024.

Depreciation and Amortization . Our depreciation and amortization expenses were $7.0 million in the quarter ended September 30, 2025 and $6.7 million in the quarter ended September 30, 2024.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a profit of $34.4 million in the quarter ended September 30, 2025 as compared to a profit of $26.1 million in the quarter ended September 30, 2024. Our Adjusted Operating Profit was $44.2 million in the quarter ended September 30, 2025 as compared to $37.5 million in the quarter ended September 30, 2024. For a description of the components and calculation of “Adjusted Operating Profit” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Net Finance Costs. Our net finance costs were $35.9 million in the quarter ended September 30, 2025 as compared to $0.5 million in the quarter ended September 30, 2024, primarily due to an increase of $24.3 million in interest expense on financial liabilities measured at amortized cost and an increase of $11.2 million in foreign exchange losses in the quarter ended September 30, 2025 as compared to the quarter ended September 30, 2024.

The interest expense on financial liabilities measured at amortized cost referenced above is calculated on the liability component of $1,118.6 million related to our 0.00% convertible senior notes due 2030 (“2030 Notes”), which were issued on June 23, 2025 and are accounted for as a compound financial instrument. The present value of amount allocated to the liability component will be accreted to the principal amount of 2030 Notes i.e. $1,437.5 million, from the date of issuance to the earliest optional redemption date of the 2030 Notes in July 2028, with an effective interest rate of 8.63% per annum.

The increase in foreign exchange loss in the quarter ended September 30, 2025, which are primarily unrealized, resulted from translations of monetary assets and liabilities from U.S. Dollars and United Arab Emirates Dirhams to Indian rupees as at September 30, 2025 as compared to September 30, 2024 and was primarily due to the significant depreciation of the Indian Rupee by 3.7% against the U.S. Dollar and the United Arab Emirates Dirham during the quarter ended September 30, 2025.

Income Tax Expense. Our income tax expense was $4.3 million in the quarter ended September 30, 2025 as compared to $7.6 million in the quarter ended September 30, 2024, primarily due to a reversal of deferred tax liabilities recognized in the quarter ended September 30, 2025, which was partially offset by an increase in tax expense resulting from an increase in our taxable income.

Profit (Loss) for the Period. As a result of the foregoing factors, our loss for the quarter ended September 30, 2025 was $5.7 million as compared to a profit of $17.9 million in the quarter ended September 30, 2024. Our Adjusted Net Profit was $36.4 million in the quarter ended September 30, 2025, as compared to $40.7 million in the quarter ended September 30, 2024. For a description of the components and calculation of “Adjusted Net Profit” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Profit (loss) for the period”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Diluted Earnings (Loss) per Share. As a result of the foregoing factors, diluted loss per share was $0.06 for the quarter ended September 30, 2025 as compared to diluted earnings per share of $0.16 in the quarter ended September 30, 2024. Our Adjusted Diluted Earnings per share was $0.37 in the quarter ended September 30, 2025 as compared to $0.36 in the quarter ended September 30, 2024. For a description of the components and calculation of “Adjusted Diluted Earnings per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Diluted earnings (loss) per share”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Liquidity. As at September 30, 2025, cash and cash equivalents and term deposits (including restricted cash and cash equivalents and term deposits of $15.3 million) on our balance sheet was $835.4 million. As at September 30, 2025, we had $0.5 million in bank overdrafts.

Repurchases of Shares and Convertible Notes

The Company’s share repurchase plan, pursuant to which the Company can repurchase its ordinary shares at any price determined by its board of directors from time to time, was amended on October 28, 2025 and remains effective until March 31, 2030. Furthermore, the board of directors has authorized the Company to repurchase its convertible senior notes due 2028 (the “2028 Notes”) and its convertible senior notes due 2030 from time to time through open market purchases, privately negotiated transactions with individual holders or otherwise, in accordance with applicable securities laws (including Rule 14e-5 of the U.S. Securities Exchange Act of 1934) which remains effective until March 31, 2030. The aggregate amount of ordinary shares, 2028 Notes and 2030 Notes that may be repurchased by the Company pursuant to this existing program shall not exceed $200.0 million, with a sub-limit of $100.0 million during each fiscal year. The price and timing of any such repurchases will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors as determined by the board of directors from time to time. There can be no assurance that we will execute any such repurchase pursuant to this existing program.

There were no repurchases of ordinary shares pursuant to the share repurchase plan or repurchases of 2028 Notes during the second quarter of fiscal 2026. Following the amendment of the repurchase program on October 28, 2025, we have remaining authority to repurchase an aggregate of up to $200.0 million of our outstanding ordinary shares, 2028 Notes and 2030 Notes.

Conference Call

MakeMyTrip will host a live Zoom webinar to discuss the Company’s results for the quarter ended September 30, 2025 beginning at 7:30 AM EDT or 5:00 PM IST on October 28, 2025 through the Company’s Investor Relations website at https://investors.makemytrip.com/. To participate, please use the following link https://makemytrip.zoom.us/webinar/register/WN_ezlSqXmpTw23OnW9DfKO7A to register for the live event. Registered participants will receive a confirmation email containing the Zoom access link and alternative phone dial-in details. A replay of the event will be available on the “Investor Relations” section of the Company’s website at http://investors.makemytrip.com, approximately two hours after the conclusion of the live event.

About Key Performance Indicators and Non-IFRS Measures

We refer to certain non-IFRS measures in various places within this release, including “Adjusted Operating Profit”, “Adjusted Net Profit”, “Adjusted Diluted Earnings per Share” and constant currency results. Our key performance indicators are “Adjusted Margin” and “Adjusted Margin %” which are also non-IFRS measures referred to in various places within this release.

We evaluate our financial performance in each of our reportable segments based on our key performance indicators, Adjusted Margin and Adjusted Margin %, which are non-IFRS measures and segment profitability measures. Adjusted Margin represents IFRS revenue after adding back customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs which are reported as a reduction of revenue, and deducting the cost of procurement of services primarily relating to sales to customers where we act as the principal. Adjusted Margin % represents Adjusted Margin as a percentage of gross bookings.

As certain parts of our revenues are recognized on a “net” basis when we are acting as an agent, and other parts of our revenue are recognized on a “gross” basis when we are acting as the principal, we evaluate our financial performance in each of our reportable segments based on Adjusted Margin, which is a non-IFRS measure and a segment profitability measure, as we believe that Adjusted Margin reflects the value addition of the travel services that we provide to our customers. Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a “gross” basis as the Company controls the services before such services are transferred to travelers. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while our cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost. Similarly, in our car bookings business, we generally recognize revenue on a “gross” basis.

We also refer to Adjusted Operating Profit, Adjusted Net Profit and Adjusted Diluted Earnings per Share which are non-IFRS measures and most directly comparable to results from operating activities, profit for the period and diluted earnings per share for the period, respectively, each of which is an IFRS measure. We use financial measures that exclude share-based compensation costs, amortization of acquired intangibles, gain on discontinuation of equity-accounted investment, change in fair value of financial asset measured at fair value through profit or loss (“FVTPL”), share of loss of equity-accounted investees, interest expense on financial liabilities measured at amortized cost, and income tax expense for our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors.

A limitation of using Adjusted Operating Profit, Adjusted Net Profit and Adjusted Diluted Earnings per Share instead of results from operating activities, profit for the period and diluted earnings per share calculated in accordance with IFRS as issued by the IASB is that these non-IFRS financial measures exclude a recurring cost, for example, share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Operating Profit, Adjusted Net Profit and Adjusted Diluted Earnings per Share. Because of varying available valuation methodologies and subjective assumptions that companies can use when applying IFRS 2 “Share based payment,” management believes that providing non-IFRS measures that exclude such expense allows investors to make additional comparisons between our operating results and those of other companies. In addition, reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.

Constant currency results are financial measures that are not prepared in accordance with IFRS and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year. Because the impact of changing foreign currency exchange rates may not provide an accurate baseline for analyzing trends in our business, management believes that percentage growth in constant currency is an important metric for evaluating our operations. Constant currency is a non-IFRS measure and it should not be considered as a substitute for measures prepared in accordance with IFRS.

We believe that our current calculations of Adjusted Operating Profit, Adjusted Net Profit, Adjusted Diluted Earnings per Share, Adjusted Margin, Adjusted Margin % and constant currency results represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items and other items such as customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs, which we believe are representative of our operating results and provide useful information to investors and analysts. We believe that investors and analysts in our industry use these non-IFRS measures and key performance indicators to compare our company and our performance to that of our global peers.

However, the presentation of these non-IFRS measures and key performance indicators are not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures and key performance indicators may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “aim”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “is/are likely to”, “intend”, “may”, “potential”, “plan”, “project”, “should”, “seek”, “will”, or other similar expressions. Such statements include, among other things, quotations from management as well as the Company’s strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, a slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of the Company’s shares, the Company’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase the Company’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop the Company’s corporate travel business, damage to or failure of the Company’s infrastructure and technology, loss of services of the Company’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of the Company’s 20-F dated June 16, 2025, filed with the United States Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

We own and operate well-recognized online travel brands, including MakeMyTrip, Goibibo and redBus. Through our primary websites, www.makemytrip.com, www.goibibo.com and www.redbus.in, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India and overseas. Our services include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, bus ticketing, rail ticketing, car hire, activities and experiences, and ancillary travel requirements such as facilitating access to third-party travel insurance, forex services and visa processing.

We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, a comprehensive set of domestic accommodation properties in India and a wide selection of properties outside of India, tickets for Indian Railways and bus services operated through all major Indian bus operators.

For more details, please contact:

Vipul Garg

Senior Vice President - Investor Relations

MakeMyTrip Limited

Vipul.garg@go-mmt.com

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(Amounts in USD thousands)

	As at March 31, 2025	As at September 30, 2025
Assets
Property, plant and equipment	26,457	23,927
Intangible assets and goodwill	597,791	570,895
Trade and other receivables	8,879	8,999
Investment in equity-accounted investees	1,914	1,650
Other investments	972	2,821
Term deposits	2,130	5,624
Non-current tax assets, net	18,044	20,747
Deferred tax assets, net	106,431	87,111
Other non-current assets	402	145
Total non-current assets	763,020	721,919
Inventories	363	643
Contract assets	507	9,054
Current tax assets, net	9,140	—
Trade and other receivables	141,143	149,951
Term deposits	252,286	308,110
Other current assets	152,931	145,130
Cash and cash equivalents	508,898	521,707
Total current assets	1,065,268	1,134,595
Total assets	1,828,288	1,856,514
Equity
Share capital	56	48
Share premium	2,203,445	2,708,678
Other components of equity	(71,003)	142,299
Accumulated deficit	(929,868)	(2,825,519)
Total equity attributable to owners of the Company	1,202,630	25,506
Non-controlling interests	5,347	4,265
Total equity	1,207,977	29,771
Liabilities
Loans and borrowings(#)	13,895	1,156,648
Employee benefits	14,705	15,065
Contract liabilities	175	119
Deferred tax liabilities, net	2,526	50,818
Other non-current liabilities	12,396	11,538
Total non-current liabilities	43,697	1,234,188
Bank overdraft	536	461
Loans and borrowings(#)	222,142	230,191
Trade and other payables	146,999	142,505
Contract liabilities	120,098	134,422
Other current liabilities	86,839	84,976
Total current liabilities	576,614	592,555
Total liabilities	620,311	1,826,743
Total equity and liabilities	1,828,288	1,856,514

# Loans and borrowings include lease liabilities amounting to $13.7 million as at September 30, 2025 (as at March 31, 2025: $15.4 million).

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(UNAUDITED)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended September 30		For the six months ended September 30
	2024	2025	2024	2025
Revenue
Air ticketing	61,019	61,029	118,565	121,154
Hotels and packages	103,198	108,229	250,044	249,877
Bus ticketing	24,808	33,488	54,025	72,241
Other revenue	21,968	26,595	42,878	54,915
Total revenue	210,993	229,341	465,512	498,187
Other income	142	252	192	1,777
Service cost
Procurement cost of hotels and packages services	43,908	44,841	122,562	112,023
Other cost of providing services	5,861	6,673	12,300	14,378
Personnel expenses	39,376	40,439	77,578	80,659
Marketing and sales promotion expenses	35,800	37,931	75,876	81,856
Other operating expenses	53,374	58,300	110,054	122,111
Depreciation and amortization	6,704	6,972	13,364	14,139
Results from operating activities	26,112	34,437	53,970	74,798
Finance income	7,283	7,248	14,497	14,042
Finance costs	7,771	43,109	13,310	53,879
Net finance income (costs)	(488)	(35,861)	1,187	(39,837)
Share of loss of equity-accounted investees	(74)	(23)	(89)	(29)
Profit (loss) before tax	25,550	(1,447)	55,068	34,932
Income tax expense	(7,611)	(4,291)	(16,083)	(14,865)
Profit (loss) for the period	17,939	(5,738)	38,985	20,067
Other comprehensive income (loss), net of tax
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit liability	(466)	95	(466)	95
Equity instruments at fair value through other comprehensive income (FVOCI) - net change in fair value	—	—	(452)	—
	(466)	95	(918)	95
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations	(3,147)	(32,892)	(3,422)	(35,260)
Other comprehensive income (loss) for the period, net of tax	(3,613)	(32,797)	(4,340)	(35,165)
Total comprehensive income (loss) for the period	14,326	(38,535)	34,645	(15,098)
Profit (loss) attributable to:
Owners of the Company	17,853	(5,615)	38,883	20,309
Non-controlling interests	86	(123)	102	(242)
Profit (loss) for the period	17,939	(5,738)	38,985	20,067
Total comprehensive income (loss) attributable to:
Owners of the Company	14,268	(38,229)	34,573	(14,662)
Non-controlling interests	58	(306)	72	(436)
Total comprehensive income (loss) for the period	14,326	(38,535)	34,645	(15,098)
Earnings (loss) per share (in USD)
Basic	0.16	(0.06)	0.35	0.19
Diluted	0.16	(0.06)	0.34	0.19
Weighted average number of shares (including Class B Shares)
Basic	112,165,236	97,978,804	112,095,316	106,498,131
Diluted	114,725,904	97,978,804	114,609,805	108,326,036

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital	Share Premium	Equity Component of Convertible Notes	Treasury Shares Reserve	Fair Value Reserves	Share Based Payment Reserve	Foreign Currency Translation Reserve	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2025	56	2,203,445	31,122	(21,722)	(84)	118,412	(198,731)	(929,868)	1,202,630	5,347	1,207,977
Total comprehensive income (loss) for the period
Profit (loss) for the period	—	—	—	—	—	—	—	20,309	20,309	(242)	20,067
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(35,066)	—	(35,066)	(194)	(35,260)
Remeasurements of defined benefit liability	—	—	—	—	—	—	—	95	95	—	95
Total other comprehensive income (loss)	—	—	—	—	—	—	(35,066)	95	(34,971)	(194)	(35,165)
Total comprehensive income (loss) for the period	—	—	—	—	—	—	(35,066)	20,404	(14,662)	(436)	(15,098)
Transactions with owners of the Company
Contributions by owners
Share-based payment	—	—	—	—	—	12,908	—	—	12,908	65	12,973
Issue of ordinary shares on exercise of share based awards	*	8,177	—	—	—	(6,849)	—	—	1,328	—	1,328
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	—	(28)	—	28	—	—	—
Issue of convertible notes	—	—	241,728	—	—	—	—	—	241,728	—	241,728
Issue of ordinary shares	9	1,621,010	—	—	—	—	—	—	1,621,019	—	1,621,019
Repurchase of own shares	(17)	(1,123,954)	—	—	—	—	—	(1,914,846)	(3,038,817)	—	(3,038,817)
Total contributions by owners	(8)	505,233	241,728	—	—	6,031	—	(1,914,818)	(1,161,834)	65	(1,161,769)
Changes in ownership interests
Recognition of financial liability for acquisition of non-controlling interest	—	—	—	—	—	—	—	(1,822)	(1,822)	(711)	(2,533)
Change in fair value of financial liability for acquisition of non-controlling interests	—	—	—	—	—	—	609	585	1,194	—	1,194
Total changes in ownership interests	—	—	—	—	—	—	609	(1,237)	(628)	(711)	(1,339)
Total transactions with owners of the Company	(8)	505,233	241,728	—	—	6,031	609	(1,916,055)	(1,162,462)	(646)	(1,163,108)
Balance as at September 30, 2025	48	2,708,678	272,850	(21,722)	(84)	124,443	(233,188)	(2,825,519)	25,506	4,265	29,771

*less than 1

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(UNAUDITED)

(Amounts in USD thousands)

	For the six months ended September 30
	2024	2025
Profit for the period	38,985	20,067
Adjustments for non-cash items	45,428	79,779
Changes in working capital	23,549	(9,330)
Net cash generated from operating activities	107,962	90,516
Net cash used in investing activities	(28,778)	(57,048)
Net cash used in financing activities	(3,879)	(3,935)
Increase in cash and cash equivalents	75,305	29,533
Cash and cash equivalents at beginning of the period	327,065	508,362
Effect of exchange rate fluctuations on cash held	(497)	(16,649)
Cash and cash equivalents (net of bank overdraft) at end of the period	401,873	521,246

MAKEMYTRIP LIMITED

INFORMATION ABOUT REPORTABLE SEGMENTS

(UNAUDITED)

(Amounts in USD thousands)

	For the three months ended September 30
	Reportable segments
	Air ticketing		Hotels and packages		Bus ticketing		All other segments		Total
Particulars	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025
Consolidated Revenue	61,019	61,029	103,198	108,229	24,808	33,488	21,968	26,595	210,993	229,341
Add: Customer inducement costs recorded as a reduction of revenue*	35,010	41,789	31,444	42,429	2,300	4,261	290	578	69,044	89,057
Less: Service cost	—	—	43,908	44,841	—	—	5,861	6,673	49,769	51,514
Adjusted Margin	96,029	102,818	90,734	105,817	27,108	37,749	16,397	20,500	230,268	266,884
Other income									142	252
Personnel expenses									(39,376)	(40,439)
Marketing and sales promotion expenses									(35,800)	(37,931)
Customer inducement costs recorded as a reduction of revenue*									(69,044)	(89,057)
Other operating expenses									(53,374)	(58,300)
Depreciation and amortization									(6,704)	(6,972)
Finance income									7,283	7,248
Finance costs									(7,771)	(43,109)
Share of loss of equity-accounted investees									(74)	(23)
Profit (loss) before tax									25,550	(1,447)

	For the six months ended September 30
	Reportable segments
	Air ticketing		Hotels and packages		Bus ticketing		All other segments		Total
Particulars	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025
Consolidated Revenue	118,565	121,154	250,044	249,877	54,025	72,241	42,878	54,915	465,512	498,187
Add: Customer inducement costs recorded as a reduction of revenue*	66,573	78,724	70,527	89,844	5,439	8,101	737	1,458	143,276	178,127
Less: Service cost	—	—	122,562	112,023	—	—	12,300	14,378	134,862	126,401
Adjusted Margin	185,138	199,878	198,009	227,698	59,464	80,342	31,315	41,995	473,926	549,913
Other income									192	1,777
Personnel expenses									(77,578)	(80,659)
Marketing and sales promotion expenses									(75,876)	(81,856)
Customer inducement costs recorded as a reduction of revenue*									(143,276)	(178,127)
Other operating expenses									(110,054)	(122,111)
Depreciation and amortization									(13,364)	(14,139)
Finance income									14,497	14,042
Finance costs									(13,310)	(53,879)
Share of loss of equity-accounted investees									(89)	(29)
Profit before tax									55,068	34,932

* For purposes of reporting to the Chief Operating Decision Maker (CODM), the segment profitability measure i.e. Adjusted Margin represents IFRS revenue after adding back certain customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs which are reported as a reduction of revenue and reducing service cost.

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES AND KEY PERFORMANCE INDICATORS

(Unaudited)

(Amounts in USD thousands, except per share data)

The following tables reconcile our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure) for the periods indicated:

	For the three months ended September 30
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2024	2025	2024	2025	2024	2025	2024	2025
Revenue as per IFRS	61,019	61,029	103,198	108,229	24,808	33,488	21,968	26,595
Add: Customer inducement costs recorded as a reduction of revenue	35,010	41,789	31,444	42,429	2,300	4,261	290	578
Less: Service cost	—	—	43,908	44,841	—	—	5,861	6,673
Adjusted Margin(2)	96,029	102,818	90,734	105,817	27,108	37,749	16,397	20,500

	For the six months ended September 30
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2024	2025	2024	2025	2024	2025	2024	2025
Revenue as per IFRS	118,565	121,154	250,044	249,877	54,025	72,241	42,878	54,915
Add: Customer inducement costs recorded as a reduction of revenue	66,573	78,724	70,527	89,844	5,439	8,101	737	1,458
Less: Service cost	—	—	122,562	112,023	—	—	12,300	14,378
Adjusted Margin(2)	185,138	199,878	198,009	227,698	59,464	80,342	31,315	41,995

The following table reconciles our results from operating activities (an IFRS measure) to Adjusted Operating Profit (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Operating Profit	For the three months ended September 30		For the six months ended September 30
(Unaudited)	2024	2025	2024	2025
Results from operating activities as per IFRS	26,112	34,437	53,970	74,798
Add: Acquisition related intangibles amortization	2,869	2,814	5,750	5,689
Add: Employee share-based compensation costs	8,486	6,935	16,886	12,401
Less: Gain on discontinuation of equity accounted investment	—	—	—	(1,361)
Adjusted Operating Profit	37,467	44,186	76,606	91,527

The following table reconciles our profit (loss) for the period (an IFRS measure) to Adjusted Net Profit (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Net Profit	For the three months ended September 30		For the six months ended September 30
(Unaudited)	2024	2025	2024	2025
Profit (loss) for the period as per IFRS	17,939	(5,738)	38,985	20,067
Add: Acquisition related intangibles amortization	2,869	2,814	5,750	5,689
Add: Employee share-based compensation costs	8,486	6,935	16,886	12,401
Less: Gain on discontinuation of equity accounted investment	—	—	—	(1,361)
Less: Change in fair value of financial asset measured at FVTPL	—	(296)	—	(296)
Add: Interest expense on financial liabilities measured at amortized cost	3,708	28,323	7,417	34,387
Add: Income tax expense	7,611	4,291	16,083	14,865
Add: Share of loss of equity-accounted investees	74	23	89	29
Adjusted Net Profit	40,687	36,352	85,210	85,781

The following table reconciles our diluted earnings (loss) per share for the period (an IFRS measure) to Adjusted Diluted Earnings per Share (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Diluted Earnings per Share	For the three months ended September 30		For the six months ended September 30
(Unaudited)	2024	2025	2024	2025
Diluted Earnings (Loss) per Share for the period as per IFRS	0.16	(0.06)	0.34	0.19
Add: Acquisition related intangibles amortization	0.03	0.03	0.05	0.05
Add: Employee share-based compensation costs	0.07	0.07	0.15	0.11
Less: Gain on discontinuation of equity accounted investment	—	—	—	(0.01)
Less: Change in fair value of financial asset measured at FVTPL	—	*	—	*
Add: Interest expense on financial liabilities measured at amortized cost	0.03	0.29	0.06	0.32
Add: Income tax expense	0.07	0.04	0.14	0.13
Add: Share of loss of equity-accounted investees	*	*	*	*
Adjusted Diluted Earnings per Share	0.36	0.37	0.74	0.79

* Less than $0.01.

The following tables reconcile our revenue (an IFRS measure) and Adjusted Margin (a segment profitability measure) in terms of reported amount and constant currency(1) amount for the period indicated:

(Unaudited)	For the three months ended September 30, 2025
	Revenue					Adjusted Margin
Reported Amount and Constant Currency Amount	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Amount	61,029	108,229	33,488	26,595	229,341	102,818	105,817	37,749	20,500
Impact of Foreign Currency Translation	2,008	4,079	1,147	1,016	8,250	3,377	4,504	1,323	759
Constant Currency Amount	63,037	112,308	34,635	27,611	237,591	106,195	110,321	39,072	21,259

(Unaudited)	For the six months ended September 30, 2025
	Revenue					Adjusted Margin
Reported Amount and Constant Currency Amount	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Amount	121,154	249,877	72,241	54,915	498,187	199,878	227,698	80,342	41,995
Impact of Foreign Currency Translation	3,387	6,679	1,834	1,715	13,615	5,661	7,344	2,110	1,274
Constant Currency Amount	124,541	256,556	74,075	56,630	511,802	205,539	235,042	82,452	43,269

The following tables reconcile our revenue (an IFRS measure) and Adjusted Margin (a segment profitability measure) in terms of reported growth and constant currency(1) growth for the period indicated:

(Unaudited)	For the three months ended September 30, 2025
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	0.02%	4.9%	35.0%	21.1%	8.7%	7.1%	16.6%	39.3%	25.0%
Impact of Foreign Currency Translation	3.3%	3.9%	4.6%	4.6%	3.9%	3.5%	5.0%	4.8%	4.7%
Constant Currency Growth	3.3%	8.8%	39.6%	25.7%	12.6%	10.6%	21.6%	44.1%	29.7%

(Unaudited)	For the six months ended September 30, 2025
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	2.2%	-0.1%	33.7%	28.1%	7.0%	8.0%	15.0%	35.1%	34.1%
Impact of Foreign Currency Translation	2.8%	2.7%	3.4%	4.0%	2.9%	3.0%	3.7%	3.6%	4.1%
Constant Currency Growth	5.0%	2.6%	37.1%	32.1%	9.9%	11.0%	18.7%	38.7%	38.2%

MAKEMYTRIP LIMITED

SELECTED OPERATING AND FINANCIAL DATA

(Unaudited)

	For the three months ended September 30		For the six months ended September 30
	2024	2025	2024	2025
	(in thousands, except percentages)
Unit Metrics
Air Ticketing – Flight segments(1)	15,105	14,760	29,261	29,239
Hotels and Packages – Room nights	8,504	10,033	17,612	20,690
Standalone Hotels – Online(2) – Room nights	8,341	9,880	17,171	20,267
Bus Ticketing – Bus tickets(4)	23,558	32,798	50,116	68,003

Adjusted Margin
Air Ticketing(3)	$96,029	$102,818	$185,138	$199,878
Hotels and Packages	90,734	105,817	198,009	227,698
Bus Ticketing	27,108	37,749	59,464	80,342
Others	16,397	20,500	31,315	41,995

Gross Bookings
Air Ticketing(3)	$1,410,958	$1,426,312	$2,808,028	$2,859,695
Hotels and Packages	517,218	584,017	1,128,549	1,271,729
Bus Ticketing	263,459	362,734	579,432	778,275
Other Transport Services	65,594	74,255	121,578	146,098
	$2,257,229	$2,447,318	$4,637,587	$5,055,797

Adjusted Margin %
Air Ticketing(3)	6.8%	7.2%	6.6%	7.0%
Hotels and Packages	17.5%	18.1%	17.5%	17.9%
Bus Ticketing	10.3%	10.4%	10.3%	10.3%

Notes:

(1)
“Flight segments” means a flight between two cities, including flights booked as part of a longer itinerary or a package, and is reported net of cancellations.
(2)
“Standalone Hotels – Online” refers to Standalone Hotels booked on desktops, laptops, mobiles and other online platforms. Hotels and Packages – Room nights includes Standalone Hotels – Online – Room nights and is reported net of cancellations.
(3)
Excludes flight segments booked as a component of bookings for our Hotels and Packages segment.
(4)
“Bus tickets” means tickets issued to customers for bus journeys, and is reported net of cancellations. Prior to the quarter ended March 31, 2025, we reported “Travelled tickets” which was the total number of bus journeys undertaken by our customers for the relevant period.